Exhibit (a)(5)(A)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Silgan Holdings Inc. common stock. The Offer (as defined below) is made solely by the Offer to Purchase dated February 9, 2015 and the related Letter of Transmittal, as they may be amended or supplemented from time to time. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of Silgan Holdings Inc. common stock in any jurisdiction in which the making or acceptance of offers to sell shares would not be in compliance with the laws of that jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Silgan Holdings Inc. by Citigroup, the Dealer Manager for the Offer, or by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

NOTICE OF OFFER TO PURCHASE FOR CASH

by

SILGAN HOLDINGS INC.

of

SHARES OF ITS COMMON STOCK FOR AN AGGREGATE PURCHASE PRICE OF $200 MILLION,

UP TO A MAXIMUM

OF 3,652,968 SHARES, AT A PER SHARE PURCHASE PRICE NOT LESS THAN

$54.75 PER SHARE NOR GREATER THAN $58.50 PER SHARE IN A MODIFIED DUTCH  AUCTION

Silgan Holdings Inc., a Delaware corporation (“Silgan”), is offering to purchase shares of its common stock, $0.01 par value per share, with an aggregate purchase price of, or as close as possible to without exceeding, $200 million (the “Offer”), or such lesser amount of shares as are properly tendered and not properly withdrawn, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 9, 2015 (the “Offer to Purchase”), and in the related Letter of Transmittal, as they may be amended or supplemented from time to time.

The Offer is not conditioned upon any minimum number of shares being tendered or the receipt of financing. The Offer is, however, subject to certain other important conditions set forth in the Offer to Purchase.

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK TIME, ON MARCH 10, 2015, UNLESS SILGAN EXTENDS THE OFFER.

The board of directors of Silgan has approved the Offer. However, none of Silgan’s management, its board of directors and executive officers, the information agent, the depositary or the dealer manager is making any recommendation to you as to whether you should tender or refrain from tendering your shares or as to what price or prices you should choose to tender your shares. Silgan is not making a recommendation as to whether you should tender shares in the Offer because it believes that you should make your own decision based on your views as to the value of Silgan’s shares, its prospects and anticipated capitalization following the Offer, as well as your liquidity needs, investment objectives and other individual considerations.

Silgan’s directors and executive officers are entitled to participate in the Offer on the same basis as all other stockholders, and certain of Silgan’s directors and executive officers may tender shares in the Offer. Mr. Silver, Silgan’s co-founder and Non-Executive Co-Chairman of its board of directors, has informed Silgan that he currently does not intend to tender in the Offer any shares of Silgan’s common stock owned of record by him or over which he has sole or shared dispositive power. Other shares of Silgan’s common stock over which Mr. Silver has voting power pursuant to voting agreements and irrevocable proxies, which shares are consequently deemed beneficially owned by him but over which he does not have any dispositive power, may or may not be tendered in the Offer. Mr. Horrigan, Silgan’s co-founder and Non-Executive Co-Chairman of its board of directors, has informed Silgan that he currently does not intend to tender in the Offer any shares of Silgan’s common stock owned of record or beneficially by him. The equity ownership of Silgan’s directors, including Messrs. Silver and Horrigan, and executive officers who do not tender their shares in the Offer will proportionally increase as a percentage of Silgan’s outstanding common stock following the consummation of the Offer. You must decide whether to tender your shares and, if so, how many shares to tender and the price or prices at which you will tender them. You should discuss whether to tender your shares with your broker or other financial or tax advisor.

As of February 6, 2015, there were 63,205,987 shares of Silgan common stock issued and outstanding. At the minimum price of $54.75 per share in the Offer, Silgan will purchase a maximum of 3,652,968 shares, or approximately 5.8% of its outstanding common stock as of February 6, 2015, in the Offer. At the maximum price of $58.50 per share in the Offer, Silgan will purchase a maximum of 3,418,803 shares, or approximately 5.4% of its outstanding common stock as of February 6, 2015, in the Offer. Based on the foregoing calculations made as of February 6, 2015, if the Offer is fully subscribed, Silgan will have between 59,553,019 and 59,787,184 shares outstanding following the consummation of the Offer.

If the terms and conditions of the Offer have been satisfied or waived and stockholders have properly tendered and not properly withdrawn shares having an aggregate value in excess of $200 million, measured at the maximum price at which such shares were properly tendered, subject to the conditional tender procedures, Silgan will purchase shares in the following order of priority:

•	first, all such shares owned beneficially or of record by a holder of fewer than 100 shares of common stock who properly tenders all of such shares at or below the purchase price (partial tenders will not qualify for this preference) and completes, or whose broker, bank or other nominee completes, the section captioned “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery;

•	second, after purchase of all of the foregoing shares, all other shares tendered at or below the purchase price on a pro rata basis, if necessary (with appropriate rounding adjustments to avoid purchases of fractional shares); and

•	third, if necessary to permit Silgan to purchase shares having an aggregate purchase price of $200 million, shares conditionally tendered at or below the purchase price for which the condition was not initially satisfied, to the extent feasible, by random lot (to be eligible for purchase by random lot, stockholders whose shares are conditionally tendered must have tendered all of their shares).

All shares tendered and not purchased, including shares tendered at prices above the purchase price Silgan selects and shares not purchased because of the odd lot priority, proration or the conditional tender procedures, will be returned to stockholders at Silgan’s expense promptly following the expiration date of the Offer.

Silgan expressly reserves the right, in its sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 7 of the Offer to Purchase occur or are deemed by Silgan to have occurred, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any shares by giving oral or written notice of such extension to the depositary and making a public announcement of such extension.

Shares tendered in the Offer may be withdrawn at any time before the expiration date of the Offer. Thereafter, such tenders of shares are irrevocable except that shares may be withdrawn at any time after 12:01 a.m., New York time, on April 7, 2015, unless accepted for payment before that time as provided in the Offer to Purchase. For a withdrawal to be effective, the depositary must receive (at its address set forth on the back cover of the Offer to Purchase) a notice of withdrawal in written or facsimile transmission form on a timely basis. The notice of withdrawal must specify the name of the person who tendered the shares to be withdrawn, the number of shares tendered, the number of shares to be withdrawn, the name of the registered holder, which shares are being withdrawn and at which price the shares are being withdrawn. If the certificates have been delivered or otherwise identified to the depositary, then, prior to the release of those certificates, the tendering stockholder must also submit the serial numbers shown on the particular certificates evidencing the shares and the signature on the notice of withdrawal must be guaranteed by an eligible guarantor institution (except in the case of shares tendered by an eligible guarantor institution). If shares have been tendered pursuant to the procedure for book-entry transfer set forth in Section 3 of the Offer to Purchase, the notice of withdrawal must specify the name and the number of the account at the book-entry transfer facility to be credited with the withdrawn shares and otherwise comply with the procedures of the facility.

For purposes of the Offer, Silgan will be deemed to have accepted for payment, and therefore purchased, shares that are properly tendered at or below the purchase price and not properly withdrawn, subject to the odd lot priority, proration and conditional tender provisions of the Offer, only when Silgan gives oral or written notice to the depositary of Silgan’s acceptance of shares for payment under the Offer.

Stockholders desiring to tender their shares must follow the procedures set forth in Section 3 of the Offer to Purchase and in the Letter of Transmittal.

Silgan will pay for the shares purchased in the Offer by depositing the aggregate purchase price for the shares with the depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from Silgan and transmitting payment to the tendering stockholders. In the event of proration, Silgan will determine the proration factor and pay for those tendered shares accepted for payment promptly after the expiration date of the Offer. However, Silgan does not expect to be able to announce the final results of any such proration immediately following expiration of the Offer. In such case, it could be approximately seven business days after the expiration date of the Offer before Silgan is able to commence payment for the tendered shares.

Silgan will determine, in its sole discretion, all questions as to the number of shares to be accepted, the price to be paid and the validity, form, eligibility, including time of receipt, and acceptance for payment of any tender of shares. Silgan’s determination will be final and binding on all parties, subject to the rights of stockholders to challenge such determination in a court of competent jurisdiction. Silgan reserves the absolute right to reject any or all tenders it determines not to be in proper form or the acceptance of or payment for which it determines may be unlawful. Silgan also reserves the absolute right to waive any of the conditions of the Offer and any defect or irregularity in the tender of any particular shares or any particular stockholder. No tender of shares will be deemed to be properly made until all defects or irregularities have been cured by the tendering stockholder or waived by Silgan. By tendering shares to Silgan, you agree to accept all decisions Silgan makes concerning these matters and waive any right you might otherwise have to challenge those decisions.

Generally, the receipt of cash for tendered shares will be treated for United States federal income tax purposes either as (a) proceeds of a sale or exchange eligible for capital gains treatment or (b) a dividend to the extent of Silgan’s available current year or accumulated earnings and profits, and thereafter first as a non-taxable return of capital (to the extent of the tax basis in such shares of Silgan stock) and then as capital gain. If you are a foreign stockholder, depending on your circumstances, Silgan may be required to withhold 30% of the gross proceeds paid to you. You are strongly encouraged to read the Offer to Purchase, in particular, Sections 3 and 14, for additional information regarding the United States federal income tax consequences of participating in the Offer, and you should consult your tax advisor.

The information required to be disclosed by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase and the Letter of Transmittal contain important information that should be read before any decision is made with respect to the Offer.

Copies of the Offer to Purchase and the Letter of Transmittal are being mailed to record holders of shares as of February 6, 2015 and will be furnished to brokers, dealers, commercial banks, trust companies and other nominee stockholders and similar persons whose names, or the names of whose nominees, appear on the stockholder list of Silgan or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares. Additional copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the information agent at the address and telephone number set forth below. Any questions or requests for assistance may be directed to the information agent or the dealer manager at their respective telephone numbers and addresses set forth below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

Georgeson Inc.

480 Washington Boulevard, 26th Floor

Jersey City, New Jersey 07310

Banks, Brokers and Shareholders

Call Toll-Free (866) 729-6811

The Dealer Manager for the Offer is:

Citigroup

Citigroup Global Markets Inc.

Special Equity Transactions Group

390 Greenwich Street, 1st Floor

New York, New York 10013

Telephone: (877) 531-8365

February 9, 2015

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